Exhibit 2.11
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1	Name and Address of Company

Detour Gold Corporation Royal Bank Plaza, North Tower 200 Bay Street, Suite 2040 Toronto, Ontario M5J 2J1

Item 2	Date of Material Change

October 30, 2008

Item 3	News Release

A press release with respect to the material change described herein was issued on October 30, 2008 and filed on SEDAR.

Item 4	Summary of Material Change

Detour Gold Corporation (“Detour Gold” or the “Company”) announced that it had exercised its option on the Detour Lake mine property and had acquired ownership of the Detour Lake mine property from Goldcorp Canada Ltd. (“Goldcorp”) pursuant to the previously announced agreement (the “Purchase Agreement”) between the Company and Goldcorp described in the Company’s April 15, 2008 press release. Detour Gold is now the sole owner of the Detour Lake mine property, including all surface rights.

Item 5	Full Description of Material Change

Detour Gold announced that it had exercised its option on the Detour Lake mine property (the “Mine Option Property”) and had acquired ownership of the Mine Option Property from Goldcorp pursuant to the previously announced Purchase Agreement between the Company and Goldcorp described in the Company’s April 15, 2008 press release. Detour Gold is now the sole owner of the Mine Option Property, including all surface rights.

The Detour Lake gold deposit, currently the focus of Detour Gold’s feasibility study, is located on the Mine Option Property.

Pursuant to the terms of the Purchase Agreement, the Company assumed all of Goldcorp’s liabilities and obligations relating to the Mine Option Property and certain other exploration properties in the Detour Lake and Massicotte areas of Ontario and Quebec. In connection with the closing of this transaction, the Company became the proponent under an amended mine closure plan for the Mine Option Property (the “Amended Closure Plan”) pursuant to the Mining Act (Ontario) and has posted a letter of credit with the Ontario Ministry of Northern Development and Mines in the amount of Cdn$6.5 million to secure its obligations under the Amended Closure Plan.

As part of this transaction the following permits will be transferred to Detour Gold: Certificate of Approval for Industrial Sewage Works (existing tailing facility), Certificate of Approval for landfill, approval for two aggregate pits and a land use permit for the Mine Option Property access road.

In addition, Detour Gold granted Goldcorp a 1% royalty on the net smelter returns (the “NSR”) derived from the Mine Option Property in accordance with the terms of the Option and Access Agreement dated December 10, 1998. The Company has the right to purchase the NSR from Goldcorp at any time by paying Goldcorp the sum of Cdn$1 million.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Gerald Panneton, President and CEO of Detour Gold Corporation at (416) 304-0800.
The foregoing accurately discloses the material change referred to herein.
DATED at Toronto, Ontario, this 6th day of November, 2008.

DETOUR GOLD CORPORATION
By:	/s/ “Gerald Panneton”
Gerald Panneton
President and Chief Executive Officer